Mail Stop 4561

April 25, 2007

Mr. Peter S. Rummell
Chief Executive Officer
The St. Joe Company
245 Riverside Avenue, Suite 500
Jacksonville, FL 32202

> **Re:** **The St. Joe Company**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Filed February 28, 2007**
> **File No. 1-10466**

Dear Mr. Rummell:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for fiscal year ended December 31, 2006

Financial Statements

Consolidated Statement of Cash Flows, page F-5

1.   We note that you made distributions on common stock despite negative cash flow from operating activities during the year ended December 31, 2006. Please discuss the source(s) of these distributions, within the *Liquidity and Capital Resources* section of your *Management's Discussion and Analysis of Financial*

Condition and Results of Operations, as the negative cash flow from operating activities raise concerns about the sustainability of distributions into the future.

Note 12. Income Taxes, page F-25

2.	We note your disclosure at page 42 that you expect to make significant tax payments in 2007 related to an IRS audit of the years 2001-2004, and that balances expected to be affected by any tax settlement include other liabilities, taxes payable and deferred taxes. Please tell us whether you have accrued any amounts related to this potential tax settlement. In your response, please include an analysis of your evaluation of the criteria for accrual of a loss contingency in SFAS 5.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Amanda Jaffe, Staff Accountant, at (202) 551-3473 or the undersigned at (202) 551-3629 if you have questions.

Sincerely,

Kevin Woody
Accounting Branch Chief